UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

03074K 10 0 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03074K 10 0

1.	Name of Reporting Person(s) S.S. or I.R.S. Identification Nos. of above persons Bain Capital Fund VII, LLC 22-3850292

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 11,537,311 6. Shared Voting Power 0 7. Sole Dispositive Power 11,537,311 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,537,311

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.74%

12.	Type of Reporting Person (See Instructions) OO—Other

CUSIP No. 03074K 10 0

1.	Name of Reporting Person(s) S.S. or I.R.S. Identification Nos. of above persons Bain Capital VII Coinvestment Fund, LLC 22-3850358

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,268,465 6. Shared Voting Power 0 7. Sole Dispositive Power 4,268,465 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,268,465

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.01%

12.	Type of Reporting Person (See Instructions) OO—Other

CUSIP No. 03074K 10 0

1.	Name of Reporting Person(s) S.S. or I.R.S. Identification Nos. of above persons BCI Datek Investors, LLC 04-3544765

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,830,694 6. Shared Voting Power 0 7. Sole Dispositive Power 2,830,694 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,830,694

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.67%

12.	Type of Reporting Person (See Instructions) OO—Other

CUSIP No.    03074K 10 0

1.	Name of Reporting Person(s) S.S. or I.R.S. Identification Nos. of above persons BCIP Associates II 04-3404818

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 486,434 6. Shared Voting Power 0 7. Sole Dispositive Power 486,434 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 486,434

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.11%

12.	Type of Reporting Person (See Instructions) PN—Partnership

CUSIP No.    03074K 10 0

1.	Name of Reporting Person(s) S.S. or I.R.S. Identification Nos. of above persons BCIP Associates II-B 04-3404819

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 94,631 6. Shared Voting Power 0 7. Sole Dispositive Power 94,631 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,631

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.02%

12.	Type of Reporting Person (See Instructions) PN—Partnership

CUSIP No. 03074K 10 0

1.	Name of Reporting Person(s). S.S. or I.R.S. Identification Nos. of above persons BCIP Trust Associates II 04-3400371

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 101,255 6. Shared Voting Power 0 7. Sole Dispositive Power 101,255 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,255

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.02%

12.	Type of Reporting Person (See Instructions) PN—Partnership

CUSIP No. 03074K 10 0

1.	Name of Reporting Person(s) S.S or I.R.S. Identification Nos. of above persons BCIP Trust Associates II-B 04-3400372

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 80,088 6. Shared Voting Power 0 7. Sole Dispositive Power 80,088 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,088

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.02%

12.	Type of Reporting Person (See Instructions) PN—Partnership

Item 1.	(a)	Name of Issuer: Ameritrade Holding Corporation, the successor issuer to Ameritrade Online Holdings Corp. (formerly Ameritrade Holding Corporation)

	(b)	Address of Issuer’s Principal Executive Offices: 4211 South 102nd Street, Omaha, Nebraska 68127

Item 2.	(a)

Name of Filing Person :

This statement is being filed on behalf of Bain Capital Fund VII, LLC (“Fund VII”), Delaware limited liability company, Bain Capital VII Coinvestment Fund, LLC (“Coinvestment Fund VII”), a Delaware limited liability company, BCI Datek Investors, LLC (“BCI Datek”), a Delaware limited liability company, BCIP Associates II (“BCIP II”), a Delaware general partnership, BCIP Associates II-B (“BCIP II-B”), a Delaware general partnership, BCIP Trust Associates II (“BCIP Trust II”), a Delaware general partnership, and BCIP Trust Associates II-B (“BCIP Trust II-B”), a Delaware general partnership.

Bain Capital Investors, LLC (“BCI”), is the sole general partner of Bain Capital Partners VII, L.P. (“BCP”), which is the sole general partner of Bain Capital Fund VII, L.P. (“Fund VII, L.P.”), which is the managing and sole member of Fund VII. BCP is also the sole general partner of Bain Capital VII Coinvestment Fund, L.P. (“Coinvestment Fund VII, L.P.”), which is the managing and sole member of Coinvestment Fund VII. BCP is also the administrative member of BCI Datek. BCI is the managing general partner of each of BCIP II, BCIP II-B, BCIP Trust II, and BCIP Trust II-B. Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-B, BCIP Trust II and BCIP Trust II-B have entered into a Joint Filing Agreement, dated February 13, 2004, a copy of which is filed with this Schedule G as Exhibit A, pursuant to which Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-B, BCIP Trust II and BCIP Trust II-B have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)

Address of Principal Business Office:

The principal address of each of Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-B, BCIP Trust II and BCIP Trust II-B is 111 Huntington Avenue, Boston, MA 02199.

(c)

Citizenship:

Each of Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-B, BCIP Trust II and BCIP Trust II-B is organized under the laws of the State of Delaware. Each of the executive officers of Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-B, BCIP Trust II and BCIP Trust II-B is a citizen of the United States.

	(d)	Title of Class of Securities: Common Stock, par value $.01 per share

	(e)	CUSIP Number: 03074K 10 0

Item 3.	Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Fund VII owns 11,537,311 shares of the Common Stock of the Company, Coinvestment Fund VII owns 4,268,465 shares of Common Stock, BCI Datek owns 2,830,694 shares of the Common Stock, BCIP II owns 486,434 shares of Common Stock, BCIP II-B owns 94,631 shares of Common Stock, BCIP Trust II owns 101,255 shares of Common Stock and BCIP Trust II-B owns 80,088.

(b)	Percent of Class:

Fund VII owns 2.74% of the Common Stock outstanding of the Company, Coinvestment Fund VII owns 1.01% of the Common Stock outstanding of the Company, BCI Datek owns 0.67% of the Common Stock outstanding of the Company, BCIP II owns 0.11% of the Common Stock outstanding of the Company, BCIP II-B owns 0.02% of the Common Stock outstanding of the Company, BCIP Trust II owns 0.02% of the Common Stock outstanding of the Company and BCIP Trust II-B owns 0.02% of the Common Stock outstanding of the Company. The percentage of Common Stock reportedly owned for each of the entities above is based on 421,241,266 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of January 31, 2004 based on the Company’s quarterly report statement filed on Form 10-Q on February 11, 2004.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

	Bain Capital Fund VII, LLC:	11,537,311
	Bain Capital VII Coinvestment Fund VII, LLC:	4,268,465
	BCI Datek Investors, LLC:	2,830,694
	BCIP Associates II	486,434
	BCIP Associates II-B	94,631
	BCIP Trust Associates II	101,255
	BCIP Trust Associates II-B	80,088

(ii)	shared power to vote or to direct the vote	0

(iii)	sole power to dispose or to direct the disposition of

	Bain Capital Fund VII, LLC:	11,537,311
	Bain Capital VII Coinvestment Fund VII, LLC:	4,268,465
	BCI Datek Investors, LLC:	2,830,694
	BCIP Associates II	486,434
	BCIP Associates II-B	94,631
	BCIP Trust Associates II	101,255
	BCIP Trust Associates II-B	80,088

(iv)	shared power to dispose or to direct the disposition of	0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.	Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Each of Fund VII, Coinvestment Fund VII, BCI Datek, BCIP II, BCIP II-B, BCIP Trust II and BCIP Trust II-B (the “Bain Funds”) is party to a Stockholders Agreement, dated as of April 6, 2002, between the Issuer, entities affiliates with TA Associates, Inc., entities affiliated with Silver Lake Partners, LP, J. Joe Ricketts, Mr. Ricketts’ spouse and a trust established for the benefit of Mr. Ricketts’ grandchildren. An exhibit listing each party to the Stockholders Agreement is attached hereto. The Stockholders Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement restricts the parties from selling Common Stock in some negotiated transactions unless the seller offers each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement restricts the parties from voting their shares of Common Stock in favor of or against certain sale of the company transactions that are not approved by the requisite directors. The aggregate number of shares of Common Stock owned by the parties to the Stockholders Agreement, based on information provided to the Bain Funds by the other parties to the Stockholders Agreement, is 179,162,848 shares. The share ownership reported for the Bain Funds does not include any shares owned by the other parties to the Stockholders Agreement, except to the extent already disclosed in this Schedule 13G. Each of the Bain Funds disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent already disclosed in this Schedule 13G.

Item 9.	Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2004	BAIN CAPITAL FUND VII, LLC
	By:	Bain Capital Fund VII, L.P., its managing member
	By:	Bain Capital Partners VII, L.P., its general partner
	By:	Bain Capital Investors, LLC, its general partner

BAIN CAPITAL VII COINVESTMENT FUND, LLC
	By:	Bain Capital VII Coinvestment Fund, L.P., its managing member
	By:	Bain Capital Partners VII, L.P., its general partner
	By:	Bain Capital Investors, LLC, its general partner

BCI DATEK INVESTORS, LLC
	By:	Bain Capital Partners, VII, L.P., its general partner
	By:	Bain Capital Investors, LLC, its general partner

BCIP ASSOCIATES II
BCIP ASSOCIATES II-B
BCIP TRUST ASSOCIATES II
BCIP TRUST ASSOCIATES II-B
	By:	Bain Capital Investors, LLC, their managing partner

	By:	/s/ Michael Goss

		Name:	Michael Goss
		Title:	Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2004	BAIN CAPITAL FUND VII, LLC
	By:	Bain Capital Fund VII, L.P., its managing member
	By:	Bain Capital Partners VII, L.P., its general partner
	By:	Bain Capital Investors, LLC, its general partner

BAIN CAPITAL VII COINVESTMENT FUND, LLC
	By:	Bain Capital VII Coinvestment Fund, L.P., its managing member
	By:	Bain Capital Partners VII, L.P., its general partner
	By:	Bain Capital Investors, LLC, its general partner

BCI DATEK INVESTORS, LLC
	By:	Bain Capital Partners, VII, L.P., its general partner
	By:	Bain Capital Investors, LLC, its general partner

BCIP ASSOCIATES II
BCIP ASSOCIATES II-B
BCIP TRUST ASSOCIATES II
BCIP TRUST ASSOCIATES II-B
	By:	Bain Capital Investors, LLC, their managing partner

	By:	/s/ Michael Goss

		Name:	Michael Goss
		Title:	Managing Director

Exhibit B

Parties to the Stockholders Agreement

1.	Ameritrade Holding Corporation
2.	Bain Capital Fund VII, L.P.
3.	Bain Capital VII Coinvestment Fund, L.P.
4.	BCI Datek Investors, LLC
5.	BCIP Associates II
6.	BCIP Associates II-B
7.	BCIP Trust Associates II
8.	BCIP Trust Associates II-B
9.	Silver Lake Partners, L.P.
10.	Silver Lake Investors, L.P.
11.	Silver Lake Technology Investors, L.L.C.
12.	TA/Advent VIII, L.P.
13.	TA Executives Fund, LLC
14.	TA Investors, LLC
15.	TA Atlantic & Pacific IV, L.P.
16.	TA IX, L.P.
17.	Advent Atlantic & Pacific III, L.P.
18.	J. Joe Ricketts
19.	Marlene M. Ricketts
20.	Marlene M. Ricketts 1994 Dynasty Trust
21.	J. Joe Ricketts 1994 Dynasty Trust
22.	Ricketts Grandchildren Trust